UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission file number: 001-42466

3 E Network Technology Group Ltd

(Exact Name of Registrant as Specified in Its Charter)

B046 of Room 801, 11 Sixing Street

Huangge Town, Nansha District

Guangzhou, Guangdong Province, PRC

Tel: +86-020-343-29249

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Entry into Equity Transfer Agreements

On March 21, 2025, the Hong Kong subsidiary of the Company, 3e Network Technology Company Limited (“HK 3e Network”), entered into two equity transfer agreements (“Equity Transfer Agreements”) with HongKong Techfaith Limited (“Techfaith”), under which HK 3e Network has agreed to sell, and Techfaith has agreed to acquire (“Share Transfer”): (i) 60% of equity interest of Guangzhou 3e Network Technology Company Limited (广州三易互联网科技有限公司, “Guangzhou Sanyi”) for a total consideration of approximately RMB6,204,000 in cash; and (ii) 100% of equity interest of Guangzhou 3E Network Technology Company Limited (广州叁易互联网科技有限公司, “Guangzhou 3E”) for a total consideration of approximately RMB1,390,000 in cash. The Equity Transfer Agreements contain certain customary representations and warranties and closing conditions.

The transactions underlying the Equity Transfer Agreements reflect the Company’s broader strategy to reallocate resources toward expanding its overseas operations, particularly in Hong Kong and Southeast Asia.

Guangzhou Sanyi principally provides software development and exhibition and conference services and Guangzhou 3E primarily provides IT business solutions in the clean energy sector. Both entities are wholly owned by 3e Network Technology Company Limited prior to the completion of the Share Transfer.

The descriptions of the Share Transfer herein are qualified in its entirety by reference to the Equity Transfer Agreements, which are filed as Exhibit 99.1 and Exhibit 99.2, respectively, to this Form 6-K.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

Exhibit Index

Exhibit No.	Description

99.1	English Translation of Equity Transfer Agreement dated March 21, 2025, by and among 3e Network Technology Company Limited, HongKong Techfaith Limited and Guangzhou 3e Network Technology Company Limited
99.2	English Translation of Equity Transfer Agreement dated March 21, 2025, by and among 3e Network Technology Company Limited, HongKong Techfaith Limited and Guangzhou 3E Network Technology Company Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

3 E Network Technology Group Limited

Date: March 27, 2025	By:	/s/ Tingjun Yang
		Name:	Tingjun Yang
		Title:	Co-Chief Executive Officer

3